Questions & Answers

For Managers

Alcan's Board Recommends That
Shareholders Reject Alcoa Offer

Why did you reject this offer?

After completing a thorough evaluation of Alcoa's unsolicited offer, the Board determined that the Alcoa offer is inadequate in multiple respects and is clearly contrary to the best interests of Alcan's shareholders.

Among other factors in reaching its decision, the Board concluded the Alcoa offer does not adequately compensate Alcan shareholders for the value of Alcan's extremely attractive assets, technology, strategic capabilities and growth prospects, along with its talented workforce.

The Board also made it clear that it believes Alcan and Alcoa have fundamentally different approaches and track records in creating value for shareholders, demonstrated by Alcan's substantially superior financial performance over the past five years.  For these and other reasons, the Board is convinced that the proposed Alcoa-led acquisition of Alcan is not the right choice for our shareholders and employees.

Is this the first time that Alcoa has approached Alcan with an offer?

This is the first time that Alcoa has made a formal offer for Alcan.  Previously, Alcan's management and Board had received two informal proposals over the past two years.

Why did you reject the two previous proposals made by Alcoa?

Alcoa's previous proposals failed to adequately compensate Alcan shareholders and did not demonstrate a clear solution to - or even an appropriate appreciation of -- the potential regulatory risks relating to a combination. It is very important to note that within several months following the rejection of each proposal, Alcan's share price overtook the implied value of each of Alcoa's proposals.

How is the recent unsolicited offer different from the previous informal proposals that Alcoa made?

Except for the price, Alcoa's current offer isn't very different from its previous proposals and still presents no clear path to completion.

Why have you been silent on Alcoa's bid until now?

When a tender offer is made, a Board of Directors has a legal obligation to formally review the offer within 10 business days. Until our Board went through this process and filed our Directors' Circular on May 22, we were legally bound not to comment. It's not that we didn't want to comment -- just that we couldn't.  Now we can, and urge you to read the Circular, which is posted both on the Alcan website and on the Alcan Source intranet.

Why did you begin discussions with Alcoa in the first place if you weren't interested in doing a deal with them?

Alcoa approached Alcan's management and Board. We listened because we have an obligation to listen when it might lead to superior value for our shareholders, customers, employees and other stakeholders.  A combination has some elements of industrial logic. However, the two companies could not reach a customary and meaningful confidentiality and standstill agreement (where in exchange for confidential and proprietary information, both parties would agree not to purchase shares of the other for a specified time). For this and other reasons, Alcan's management and Board decided to terminate discussions.

Is there any chance we will do a deal with Alcoa?

Certainly not under the currently proposed terms and price. Alcan's management and Board are continuously evaluating all options in the interests of shareholder value.  That said, we are convinced that this proposed Alcoa-led acquisition of Alcan is not the right choice for Alcan shareholders and employees.

How are you expecting Alcoa to react to the rejection of their offer?

In our contingency plans, we have anticipated how they might react. However, we simply do not know.

Is the Board considering a "Pac-Man strategy" in which Alcan attempts to acquire Alcoa?

Alcan's management and Board are continuously evaluating all options in the interests of shareholder value, employees and the future of the Company, given the rapidly evolving industry environment. At this point, it is premature to speculate on any one alternative.

Has Alcan been approached by other buyers?

As stated in the Circular, Alcan has had ongoing dialogue with other third parties but there is nothing formal to disclose.  These discussions will now be part of the strategic review process as Alcan's management and Board evaluate options in the interests of shareholder value, employees and the future of the Company, given the rapidly evolving industry environment.

Is a stand-alone approach for Alcan feasible?

Alcan is a company with world-leading assets and technology, an excellent operating record, strong cash flows, a talented workforce and an attractive pipeline of growth opportunities. We have performed very well on a stand-alone basis in recent years.

Given the rapidly evolving industry environment, Alcan's management and Board are evaluating options in the interests of shareholder value, its employees and the future of the Company. At this point, it is too early to discuss specific alternatives.

What happens next?

Alcan's management and Board are continuously evaluating options in the interests of shareholder value, employees and the future of the Company, given the rapidly evolving industry environment. Please be assured that we will keep you apprised of all developments as we are permitted to do so.

What should employees do until this matter is settled?

We recognize that there will likely be continued rumors and speculation.  There's little we can do about that, except to ask you to try not to be distracted.  We trust the professionalism and integrity of all our employees and, while we know it is difficult, we ask that everyone stay committed to conducing business as usual.

Should we still plan for the future?

Absolutely. It is far too early to determine how this will play out. We must stay focused on achieving our performance targets and on meeting the Company's financial objectives and commitments to customers.  This is how we will compete successfully and retain the support of our shareholders while continuing to help our customers to grow.

We have noticed a recent increase of new employees. Should we be expecting a hiring freeze, given the current situation?

It is business as usual in the recruitment and development of Alcan employees.

What's the future of Packaging -- are you going to sell the group? Have negotiations already begun?

It is important to remember that Alcan's Packaging business is very different from Alcoa's and is a very strong business in its own right. The restructuring that has taken place over the last three years has allowed the business group to build an attractive portfolio and confirm its position as world leader in its field.

Alcan's management and Board are continuously evaluating options in the interests of shareholder value, employees and the future of the Company, given the rapidly evolving industry environment. At this point, it is important that Packaging continue to focus on delivering improved performance.

What will happen with Paris? How about Alcan's commitments to the French government regarding French head offices? There is a lot of talk about Montreal and New York, but in Alcoa's communications, the fact that Alcan's downstream head offices are located in Paris seems to be completely forgotten.

Similar to Alcan's stance in Canada and other regions, the Company will continue to meet its obligations in France. At this point, it would be premature to speculate on the future, given that Alcoa's offer has been unanimously rejected by our Board.

Alcan has many major projects in the design or execution phase. Will these projects go forward?

It is business as usual in terms of delivering projects.

When will we be informed of what is happening?

We will keep you apprised of all developments as we are permitted to do so.

Does the Board or the ExCom intend to sell some part of the downstream businesses in order to acquire another company?

It is far too early to speculate on specific strategies.

Apparently, if the Alcoa offer is rejected, we should still expect major moves within the aluminum industry that would affect Alcan. Is this true?

It is true that the aluminum industry is a rapidly evolving industry. However, is far too early to speculate on specific strategies.